



Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

RECEIVED

2008 DEC 18 A 4: 41



CORPORATE FINANCE

08006299

December 16, 2008

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: **RESVERLOGIX CORP. FILE #35003**

SUPPL

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between December 1, 2008 through December 15, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

For –Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures



RESVERLOGIX CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE QUARTER ENDED OCTOBER 31, 2008

DECEMBER 11, 2008

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s (herein "Resverlogix" or the "Company") October 31st, 2008 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2008. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, clinical trial programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of pharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet medical needs of human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on inflammation, Alzheimer's disease, fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Regression (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

The Company has initiated a new program in the area of cognitive disorders from its current NexVas technology platform. NexVas™ Alzheimer's Disease (NexVas™ AD) is a discovery

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stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque. Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative disease such as Alzheimer's disease.

TGF-βeta Shield™ (TGF-β Shield™) is a dual focused program that aims to address the unmet medical need of proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to early to mid-stage clinical studies. This core strategy avoids the significant costs of the final phases of the drug development process by either licensing or selling its technology prior to late stage trials. The pursuit of this strategy allows the Company to mitigate a major portion of the biotech investment risk.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of its business. The Company's intellectual property portfolio that covers compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of December 11, 2008, Resverlogix owns and/or has rights to six patent families comprised of one issued US patent application and numerous pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions.

The Company's intellectual property strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol RVX.

-35003

HIGHLIGHTS AND CURRENT DEVELOPMENTS

The Company is encouraged by the scientific development of NexVas™ CVD program. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research, to proof-of-concept. Early this year the Company completed its Phase 1a clinical studies and is currently in a Phase 1b/2a clinical study for its NexVas PR technology. The hiring of world renowned experts and dedicated staff has made a significant contribution to the rapid progression in furthering the development of the Company's CVD research programs.

Scientific Developments

In September 2007, the Company announced positive results from preliminary proof-of-concept studies for Resverlogix's TGF-Beta Shield™ as a potential new therapy for the treatment of glaucoma. The studies conducted by Dr. Maria Francesca Cordeiro, from the University College London, Institute of Ophthalmology (IoO) showed data from an animal model that could lead to a novel therapy targeted against cells found at the back of the eye, for the treatment of glaucoma. Dr. Cordeiro's group at the IoO has an international reputation in the field of glaucoma research, and has been awarded the 2005 Lewis Rudin Prize for the best research paper published worldwide in 2004. As a Consultant Ophthalmologist at The Western Eye Hospital, London, she specializes in treating patients with glaucoma. This research is part of a sponsored agreement focused on the development of a therapeutic approach to modulate the deleterious effects of Transforming Growth Factor-Beta (TGF-Beta) in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

In December 2007, the Company received approval by the U.S. Food and Drug Administration to initiate a Phase 1a clinical trial of oral RVX-208 in the United States. The Phase 1 clinical trial took place at a leading U.S. contract research organization. The trial consisted of three arms, an ascending single dose, a fed and fasted dose effect study, and a seven-day ascending multiple dose that enroll a total of 80 healthy volunteers. The primary objective of the trial was to evaluate oral RVX-208 in healthy adult subjects for safety, tolerability and pharmacokinetics. Results from this Phase 1a trial will be used for optimizing dosing for future trials including the company's Phase 1b trial.

In January 2008, the Company provided preliminary data from the RVX-208 Phase 1a single ascending dose (SAD) safety and pharmacokinetics study. These early results illustrated no safety and tolerance problems at any of the given doses. Preliminary pharmacokinetic (PK) data was also drawn which illustrated better than anticipated uptake activity of the drug.

In April 2008, the Company announced that it has completed dosing of its Phase 1a safety, tolerability and pharmacokinetics study for its lead drug candidate, RVX-208. The initial data was very good, and successfully met its study objectives.

In June 2008, the Company completed the planned exploratory efficacy analysis of the data from the Phase 1a, 7 day Multiple Ascending Dose (MAD) trial for RVX-208 treatment in healthy subjects. Analysis from two independent and external laboratories of blinded serum samples showed consistent improvements of key biomarkers for the RCT (reverse cholesterol transport) pathway. The Company observed increases in pre-beta HDL of in excess of 30%, cholesterol efflux above 10%, serum ApoA-I over 10%, and HDL-C over 10% (not statistically significant) verses placebo. These preliminary findings follow a similar pattern as demonstrated in the African green monkey studies.

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In June 2008, the Company announced its sponsorship in a study which will address patients with acute coronary syndrome. Dr. Stephen J. Nicholls, M.B.B.S., Ph.D. of the Cleveland Clinic Coordinating Center for Clinical Research will lead a team of experts coordinating the development of a protocol for RVX-208 in a Phase 2b intravascular ultrasound study (IVUS). The Company anticipates conducting the Phase 2b trial next year, upon completion of a successful Phase 1b/2a trial. Cleveland Clinic researchers will assist in the planning and coordinating of the trial of RVX-208. The study will seek to answer important scientific questions surrounding the potential regression of atherosclerosis by measuring the rate of regression of coronary disease using IVUS, a technique that directly measures the amount of plaque in the coronary arteries.

In August 2008, the Company announced the phase 1b/2a program commences for RVX-208. This trial will continue to examine safety and tolerance as well it is a proof of principle study for ApoA-I production and HDL functionality. Approximately half of the subjects will have low levels of HDL cholesterol and the remaining will have normal lipid levels.

In October the Company announced the formation of the Steering Committee to assess the design for the RVX-208 Phase 2b clinical trial assessing atherosclerosis by IVUS (Intravascular Ultrasound). This is a study in Acute Coronary Syndrome patients expected to start in 2009. World renown members of the Phase 2b IVUS Steering Committee include: Chairman: Dr. Steven Nissen, M.D., Chairman of the Department of Cardiovascular Medicine; the Principal Investigator: Dr. Stephen Nicholls, M.B.B.S, Ph.D., Medical Director of Intravascular Ultrasound and Angiography Core Laboratories at Cleveland Clinic and Clinical Director of the Cleveland Clinic Center for Cardiovascular Diagnostics and Prevention; Dr. Christie M. Ballantyne, M.D., Associate Chief and Professor, Section of Atherosclerosis and Lipoprotein Research, Baylor College of Medicine, Houston, Texas; Dr. John J.P. Kastelein, M.D., Ph.D., Professor of Medicine and Chairman of the Department of Vascular Medicine at the Academic Medical Centre (AMC) of the University of Amsterdam, Strategic Chair of Genetics of Cardiovascular Disease and Director Atherosclerosis Research Group; Dr. Allen Taylor, M.D., Chief, Cardiology Service, Professor of Medicine, USUHS Walter Reed Army Medical Center in Washington, D.C.

In October the Company announced that the ongoing double blind placebo controlled Phase 1b/2a study in subjects with normal and low HDL is progressing as planned. The subjects in the first group receiving a low dose of RVX-208 demonstrated safety and tolerability. Thus the safety committee made the decision to commence to the next cohort in which 24 subjects will receive treatment doses escalating each week, for a total of 4 weeks.

The following scientific developments were announced subsequent to the Company's quarter ended October 31, 2008:

In November 2008, the Company announced key scientific data was presented in an oral presentation highlighting the novel features of RVX-208 at the highly prestigious American Heart Association Scientific Meeting. The presentation titled "Compound RVX-208 Modulates HDL-C Levels and Function in Non-human Primates and in Early Human Trials" was presented by Dr. Jacques Genest. Dr. Jacques Genest, MD, Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital.

In November the Company announced that treatment with its lead drug RVX-208 in a post-hoc analysis from the Phase 1a clinical trial found that the treatment resulted in a positive trend on an important marker of cognitive function and Alzheimer's disease, The analysis of the plasma markers for Alzheimer's disease was performed by Dr. D. Larry Sparks, Senior

Scientist and Head of the Roberts Laboratory for Neurodegenerative Disease Research at Sun Health Research Institute in Sun City, Arizona

Peer Review and Recognition

In August 2007, the Company announced it has been awarded the 2007 North American Excellence in Technology of the Year Award by Frost & Sullivan. The award is bestowed upon the company that has pioneered the development and introduction of an innovative technology into the market; a technology that has either impacted or has the potential to impact several market sectors.

"Resverlogix NexVas™ PR technology for the treatment of atherosclerosis is a best-in-class technology for therapeutic drug development. The enhancement of ApoA-I has the potential to revolutionize how cardiovascular diseases are treated in the future," said Sangeetha Prabakar, Research Analyst for Frost & Sullivan.

This award recognizes a company's successful technology development that is expected to bring significant contributions to the industry in terms of adoption, change, and competitive posture. It also recognizes the overall technical excellence of a company and its commitment towards technology innovation.

In November 2007, the Company presented key scientific data highlighting the novel features of RVX-208 at the American Heart Association Scientific Session. The data was presented by Dr. Jacques Genest M.D., a member of the Company's Clinical Advisory Board and director of the division of cardiology at McGill University's health centre. Resverlogix's novel drug has demonstrated the ability to increase the production of ApoA-I and functional HDL. In his presentation, Dr. Genest discussed the effects of oral administration of RVX-208 on serum ApoA-I levels, HDL subspecies distribution and the functional improvements of serum to promote cellular cholesterol efflux from vulnerable plaque cells. The fact that the data is based on African Green monkeys, in a context of dose-response, makes it predictive for similar treatment effects in humans.

On November 29, 2007, the World Economic Forum ("WEF") announced Resverlogix as the winner of the highly prestigious Technology Pioneer Award in recognition of its NexVas™ Plaque Regression program. Resverlogix was selected because of their efforts in developing highly promising new molecules that increase the production of ApoA-I and HDL for the treatment of atherosclerosis, the major underlying cause of cardiovascular disease (CVD).

The Technology Pioneers 2008 were nominated by the world's leading venture capital and technology companies. The final selection was made by a panel of leading technology experts appointed by the WEF. To be selected as a Technology Pioneer, a company must be involved in the development of life-changing technology innovation and have potential for long-term impact on business and society. In addition, it must demonstrate visionary leadership and show the signs of being a long-standing market leader. The award winners are companies that have been identified as developing and applying highly transformational and innovative technologies in the areas of energy, biotechnology and health, and information technology.

In July 2008, the Company announced that RVX-208, has been selected as one of the top 10 most promising cardiovascular disease drugs available for strategic partnering by an independent committee assembled by Windhover Information, a leading provider of business information products and services to senior executives in the pharmaceutical, biotechnology, and medical device industries. As a selected company, Resverlogix has

been invited to present data on RVX-208 at Windhover's Therapeutic Area Partnerships conference on November 3-5, 2008 in Philadelphia.

The Company also announced in July 2008 that RVX-208 is featured in an article titled "Emerging Antidyslipidemic Drugs", by Drs.' Pollex, Joy and Hegele in the journal *Expert Opinion of Emerging Drugs*,

Clinical Advisory Board

The Company established a Clinical Advisory Board (CAB) of world leading scientific researchers in the area of atherosclerosis and cardiovascular diseases. The purpose of the committee is to· provide guidance to the Company in the development of the NexVas program.

Resverlogix named Dr. Philip Barter, MBBS, PhD, MRACP, FRACP, Dr. Prediman K. Shah, MD, Dr. Daniel Rader, MD, Dr. Bo Angelin, MD, PhD and Dr. Jacques Genest, MD, FRCP(C), all internationally renowned cardiovascular researchers, to the CAB. Dr. Barter is currently Director of the Heart Research Institute, in Sydney, Australia, and is also a Professor of Medicine at the University of Sydney. Dr. Shah is Director of the Division of Cardiology and the Director of the Atherosclerosis Research Center at Cedars-Sinai Medical Center. He is also Professor of Medicine at the David Geffen School of Medicine at the University of California, Los Angeles. Dr. Rader is an Associate Professor of Medicine and Pathology at the University of Pennsylvania school of medicine in Philadelphia, Pennsylvania. He is Director of Preventive Cardiology and the Lipid Clinic and Associate Director of the General Clinical Research Center. Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the Arteriosclerosis Thrombosis and Vascular Biology Council of the American Heart Association and the Scientific Board of the Sarnoff Foundation. Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments, Dr. Angelin is currently serving as a Member of the Nobel Assembly of Karolinska Institutet and the Nobel Committee for Physiology or Medicine and is Member of the Board of Directors for Astra Zeneca. Dr. Genest is currently Professor, Faculty of Medicine, at McGill University and Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital. He is also a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association. The support and guidance received from the members of the CAB has assisted in accelerating the NexVas PR program in its clinical trial development.

Appointment of Directors and Key Personnel

In September 2007, Stella Thompson joined the Board of Directors. Ms. Thompson has over 30 years of experience and expertise in corporate governance, with membership on a number of corporate and not-for-profit boards, as well as executive and management positions at a number of large corporations. She is currently principal consultant and co-founder of Governance West Inc., a consulting firm specializing in assisting boards of directors to achieve excellence in the governance of their organizations. Her expertise will assist the Company in facilitating strategic, organizational and operational excellence.

In June 2008, the Company announced the addition of Dr. F. Allan Gordon, M.D., Ph.D. who will be the Company's Senior Vice President of Clinical Development. Dr. Gordon has more

than 20 years of experience as a research scientist and clinician in cardiology. Prior to joining the Company, he was the CEO for Nile Therapeutics, an early stage bio-pharmaceutical in cardiovascular science, focused on acute heart failure. Moreover, Dr. Gordon led the international development program for Natrecor at Scios Inc, a Johnson & Johnson company and has worked with several large pharmaceutical companies in leading positions on clinical development programs for cardiovascular disease, including Astra-Zeneca, Bristol-Myers Squibb and Novartis. Dr. Gordon received his M.D. and Ph.D. from the Karolinska Institute in Sweden.

In July 2008, Jan Gray, CA joined the board of directors. Ms. Gray is a practicing chartered accountant who specializes in advising high net worth individuals with complex financial, investment and taxation issues. She is also Executive Vice-President and Treasurer of Cartwright Canada Inc., a legal publishing company and Controller of Felesky Flynn LLP, a regional Alberta law firm. Ms. Gray's prior experience includes being a former Vice President and Controller of GE Capital Canada and previous to this she worked for Ernst & Young where she was a Manager in the National Accounting Group providing quality assurance on large public practice engagements.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended October 31, 2008 of $5,548,000, or $0.20 per share compared to a net loss of $7,906,000 or $0.31 per share for the three months ended October 31, 2007.

The average monthly "cash burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended October 31, 2008 was $1,247,000 as compared to $1,910,000 for the same period in the prior year. The decrease is primarily related to a reduction in interest expenses in the period as the convertible debentures balances have been reduced due to conversion to common shares and the redemption of the debt. This has been partially offset by clinical costs for the Phase 1a and the commencement of the Phase 1b/2a clinical trial as compared to the costs in the prior year period related to completing the Investigational New Drug (IND) application.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $70,000 for the three months ended October 31, 2008 as compared to $358,000 the same three month period in the prior year. Interest revenue was $155,000 for the six months ended October 31, 2008, as compared to $654,000 for the six months ended October 31, 2007. Interest revenues decreased over the prior year comparatives due to a reduction of cash reserves during the six months ended October 31, 2008 which were raised in January and June of 2007.

Research and Development

For the three months ended October 31, 2008, research and development (R&D) expenditures totaled $4,134,000 as compared to $3,156,000 for the same three month period in the prior year. For the six month ended October 31, 2008, R&D expenditures were $7,432,000 compared to $7,085,000 in the prior year period. R&D expenditures in the three and six month period were primarily related to completion of the Phase 1a clinical trial and the commencement of the Phase 1b/2a clinical trial. Other key areas of expense were chemical synthesis, pharmacokinetics studies and toxicology studies in preparation for the Phase 1b/2a clinical trial.

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As expected these expenses have increased substantially from the prior year period as the Phase 1a clinical testing was completed and the next phase of clinical testing commenced. Expenditures in the prior year were primarily focused on IND related activities. The Company will be completing the final two arms of the Phase 1a/2b clinical trial and expects future R&D costs to remain relatively consistent over the next three months as the clinical program continues. The Company continues to closely monitor results for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for Research & Development (R&D) staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. The Company currently has approximately 56 full-time equivalent R&D staff and consultants. .

General and Administrative

For the three month period ended October 31, 2008, general and administrative expenditures totaled $688,000, compared to $588,000 for the three months ended October 31, 2007. For the six months ended October 31, 2008, general and administrative expenditures totaled $1,339,000, compared to $1,185,000 for the same six month period in the prior year

General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major component of the expenses for the three month period ended October 31, 2008 was salaries, benefits, consulting and directors' fees and recruitment costs for $290,000, as compared to $248,000 for the three months ended October 31, 2007. The Company also incurred $125,000 for professional fees, $125,000 for general operating costs and $89,000 for shareholder and investor relations expenses. This compares to $59,000, $109,000 and 114,000 respectively for the same period last year. These costs were partially offset by reductions of $11,000 in travel expenses.

Stock Based Compensation

For the three month period ended October 31, 2008, $774,000 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $2,852,000 for same period in the prior year. For the six months ended October 31, 2008, stock based compensation totaled $1,139,000, compared to $4,305,000 for the same six month period in the prior year The reduction was the result of no additional stock options issued in the period as well as a depreciation of the Company's trading value from the prior year period which negatively impacts the valuation of the consultant's stock based compensation. The recognition of stock based compensation is a non-cash expense.

Interest and Accretion on Convertible Debt

For the three month period ended October 31, 2008, the Company has recorded interest of $513,000 compared to $1,049,000 for the three months ended October 31, 2007. For the six months ended October 31, 2008, interest expense totaled $1,082,000, compared to $1,728,000 for the same six month period in the prior year. The accretion of interest resulting from using the effective interest rate method on the carrying value of the convertible debt was $229,000 for the three month period ended October 31, 2008, compared to $418,000 for the three months ended October 31, 2007. For the same six month period ended October 31, 2008, interest accretion was $470,000 compared to $1,040,000 in the prior year. The reduction of interest and accretion expense is the result of

the conversion of debentures to common stock from the prior year period partially offset by an increase in the coupon rate of 8% to 14% during the three month period ended October 31, 2007. The accretion is reflected as non-cash interest expense in the statement of operations and deficit.

Gain on Settlement of Convertible Debentures

For the three month period ended October 31, 2008, the Company recorded a $1,882,000 gain on settlement of convertible debentures as a result of the October 15, 2008 amendment to the existing debt which is further described in "Financing Activities". Settlement accounting was applied to the redemption of U.S. $10 million face value of the existing U.S. $17 million resulting in the gain. Included in this total, was a gain of $80,000 for an amendment in the terms related to a reduction of interest when the remaining January 2007 debenture of U.S. $278,000 was transferred to the outstanding June 2007 convertible debentures.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information derived from the Company's unaudited interim period financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with GAAP.

	For the three month period ended			
	Oct 31 2008	July 31 2008	April 30 2008	Jan. 31 2008
Revenue	$69,510	$85,737	$145,770	$274,140
Net loss	($5,547,863)	($5,159,330)	($7,229,046)	($6,257,012)
Net loss per share (basic and fully diluted)	($0.20)	($0.19)	($0.28)	($0.24)

	For the three month period ended			
	Oct. 31 2007	July 31 2007	April 30 2007	Jan. 31 2007
Revenue	$357,726	$296,215	$182,617	$49,714
Net loss	($7,906,299)	($6,985,811)	($8,594,122)	($4,574,578)
Net loss per share (basic and fully diluted)	($0.31)	($0.28)	($0.36)	($0.19)

Items that impact the comparability of operating income include:

- Revenue is the interest recorded on the Company's short term investments. These balances will fluctuate with the amount of available cash to the Company and any financing activities that are undertaken. The increase in revenues from April 30, 2007 quarterly period to January 31, 2008 is the result of financing activities in January and June of 2007. The July 31, 2008 and October 31, 2008 quarters were lower than the prior year due reduced cash reserves and falling interest rate yields on short-term investments.
- The progression of the research and development activity of the Company directed towards the CVD programs, the completion of the IND for RVX-208 in the fall of

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2007, the completion of Phase 1a clinical programs in 4th quarter ended April 30, 2008 and the commencement of the Phase 1b/2a in the second quarter ended October 31, 2008.

- For the last five quarters, the Company has recorded interest and accretion expense as a result of convertible debenture financing that was closed in January and June of 2007. For the three month period ended October 31, 2008, the Company has recorded $743,000 compared to $1,467,000 for the prior year three month period. The value has decreased in the last few periods due to a reduction of the debt from conversions to common stock and the U.S. $10 million redemption of debt on October 15, 2008

- Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods, as well as the revaluation of stock based compensation for key consultants in accordance with accounting standards. For the period ended October 31, 2008, stock based compensation increased from the July 31, 2008 quarter by $410,000 as certain consultants who were re-valued in the first quarter of this fiscal year became fully vested and were no longer revalued. Stock based compensation ranged from a low of $365,000 for the three month period ended July 31,2008 to 2,852,000 within the last fiscal year end. The April 30, 2007 year period ranged from 282,000 to $3,094,000. The amortization of stock-based compensation is a non-cash expense.

- The three month results for the second quarter ended October 31, 2008 contain a net foreign exchange currency loss of $1,097,000 compared to a loss of $43,000 for the first quarter of this fiscal, as a result of the recent depreciation of the Canadian dollar against the U.S. dollar. As a large portion of the company's expenses and financial instruments are denominated in U.S. dollars, it had a significant impact on the financial results.

LIQUIDITY AND CAPITAL RESOURCES

Resverlogix is a development stage company whose operations have been financed since inception through the sale of equity securities, convertible debt financing and the conversion of common share purchase warrants and stock options. The Company's primary capital needs are funds to support research and development activities including pre-clinical and clinical trials, and for working capital.

The Company's objectives when managing capital is to ensure there are sufficient funds available to carry out its research, development and commercialization programs. Once funds have been raised, the company manages its liquidity risk by investing in highly liquid corporate bonds and bankers acceptances with staggered maturities to provide regular cash flow for current operations. At October 31, 2008, the Company held no asset-backed commercial paper. The Company not experienced any credit or liquidity issues with any of its previously held asset-backed commercial investments. The Company also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company's accounts payable and accrued liabilities have maturities of less than three months.

As at October 31, 2008, cash and near cash investments totaled $6,008,000 as compared to $18,014,000 at April 30, 2008. At October 31, 2008, the Company had negative working capital of $1,873,000 compared to positive working capital of $16,268,000 at April 30, 2008. The negative working capital is the result of a reclassification of the convertible debentures as a current liability for financial statement presentation in the current period to provide for

the Company's potential obligation to settle the holder's remaining Excess Put option which is described below. This contingent obligation is at the holder's option as the debentures carry a June 6, 2012 maturity. The Company would have positive working capital of $4,392,000, if the contingent obligation was excluded from current liabilities.

The Company anticipates it will require additional sources of financial resources prior to the end of March, 2009 to ensure that it has sufficient working capital to fund its research development and corporate activities and manage its contingent debentures commitments beyond October 31, 2009. The company is currently exploring various alternatives to fund the future operations including product out-licensing in Asia as well as continuing it partnering discussions with for the Company's core NexVasPR technology; however there is no assurance that these initiatives will be successful.

Financing Activities

The Company has issued U.S. $42 million of senior secured convertible debentures in two separate issuances of U.S. $ 17 million and U.S. $25 million on January 4, 2007 and June 7, 2007 respectively. The Company amended the U.S. $25 million issuance of convertible debentures on August 31, 2007 to eliminate certain Interest to Maturity provisions contained in the financing and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate (see *"U.S. $ 25,000,000 Convertible Debenture Financing - Amended August 31, 2007"*).

On October 15, 2008, the Company redeemed U.S. $10 million of the outstanding remaining combined unconverted debentures of U.S. $17.3 million from the January and June issuances and amended the terms of the remaining debt (see *"U.S. $10 million Debt Redemption and Amendment – U.S. $17.3 million Convertible Debt"*).

<u>U.S. $17 million Convertible Debenture – Issued January 2007</u>

On January 4, 2007, the Company sold and issued to certain institutional investors U.S. $17.0 million of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 per share, subject to adjustments described further in the notes to the financial statements. As of October 14, 2008, the debentures carried an interest rate of 15%, a seven percent increase from its initial rate at inception. The increase in the rate was the result of certain interest rate provisions in the debentures where the trading ranges of Company's share price closes below the conversion price used to value the conversion rights. In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company was obligated to make additional payments calculated using the interest methodology as defined in the debentures at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity").

The Company completed an amendment to the January 2007 financing on October 15, 2008 which transferred the remaining face value of U.S. $278,000 of unconverted debentures under the original note to an amended convertible debenture which is further described below. The amendment has resulted in a three percent decrease in the interest rate to a 12% fixed rate, eliminated the interest to maturity interest obligations under the original note as described above and extends the maturity of the outstanding balance to June 6, 2012. The transfer and change to the terms of remaining January 2007 convertible debentures resulted in a settlement with a gain on settlement of convertible debentures of

$80,000, a decrease within the liability portion of the convertible debentures of $283,000 and an increase to the deficit of $120,000.

U.S. $ 25,000,000 Convertible Debenture Financing - Amended August 31, 2007

On August 31, 2007, the Company amended the terms of the U.S. $25 million June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. Prior to the August 31, 2007 financing amendment, the original U.S. $25.0 million financing was subject to the same Interest to Maturity provisions as the U.S. $17.0 million financing described above. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total of 1,058,702.

The amended agreement provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus any accrued interest.

The effect of the modification to the U.S. $25 million convertible debentures and the related warrants on August 31, 2007 was an increase to the convertible debentures equity component of $13.1 million, an increase to the related warrants of $3.7 million and a corresponding increase to deficit of $16.8 million, all within the Shareholders' equity category of the consolidated balance sheet. The modification had no significant impact of the liability portion of the convertible debentures and had no impact to the statement of operations and comprehensive loss.

U.S. $10 million Debt Redemption and Amendment – U.S. $17.3 million Convertible Debt

On October 15, 2008, the Company completed an amendment of the August 31, 2007 terms with a redemption of U.S. $10 million of the unconverted balance of U.S. $17.0 million and amended the terms of the combined remaining U.S. $7.3 million debt remaining from the initial U.S.$42 million of convertible debentures issued in January and June 2007 respectively. The Company redeemed the debentures with U.S. $4.5 million in cash and U.S. $5.5 million with 2,444,445 common shares at a price of $2.61 per common share. The early redemption and amendment to the terms of the remaining debt includes an agreement with the debenture holders to withhold all future put notices until March 31, 2009 and amend such 5% monthly put options or Excess Puts for common shares at market price as described under the August 31, 2007 amendment above, to a cash option only. The conversion price for the remaining debt has been amended to $2.61 from $8.76 and $12.07 respectively for the remaining August 2007 and January 2007 debentures that were transferred to this amended note. In addition, 336,533 January 2007 warrant shares and 931,658 August 2007 warrant shares were amended to $3.07 per common share from $10.25.

The amended principal balance at October 15, 2008 of U.S. $7.9 million included the January and June 2007 outstanding convertible debentures of U.S. $278,000 and U.S. $7.0 million respectively, and accrued interest of U.S. $590,000 up to the date of the amendment.

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The effect of the settlement on October 15, 2008 for U.S. $10 million convertible debentures redeemed with cash and shares and the amendment of the remaining terms was a gain on settlement of convertible debentures of $1.8 million, a decrease within the liability portion of the convertible debentures of $7.9 million, a net increase to the convertible debentures equity component of $380,000, an increase to share capital of $7.4 million, and an increase to the deficit of $6.7 million. In addition, the amendment to the warrants resulted in a change to the fair value of the warrants giving effect to an increase to the warrants within shareholders' equity of $1.2 million with a deemed dividend which increased the deficit by the same value.

The Company incurred legal costs of $40,600 as part of the October 15, 2008 amendment. These costs were recorded net of the remaining convertible debentures and are taken into earnings using the effective interest method.

The maximum cumulative put immediately after March 31, 2009 is U.S. $5,902,000 plus any accrued unpaid interest. The first put option was initially available to the holders after October 31, 2007.

As of December 11, 2008, the holders of the Amended June 2007 financing have converted 3,544,326 of the underlying common shares leaving approximately 3,713,000 underlying common shares or a face value of $7.7 million (U.S.) of the debentures unconverted. Included in the conversion totals above was put notices totaling $935,000 U.S. paid with 142,247 shares.

For the quarter ended October 31, 2008, the Company paid its total interest obligations of U.S. $17,000 in the form of 3,117 common shares. No Interest to Maturity obligations in the July 31, 2008 quarter was paid for the January 2007 financing.

As of December 11, 2008, total historical interest obligations paid to date from the inception of the debentures was U.S. $3,083,000. This obligation was paid in the form of 262,314 common shares and U.S. $89,000 in cash. The total historical Interest to Maturity obligations were settled with 374,920 common shares which had a carrying a value of U.S. $3,092,000. The shares issued to settle this conversion right obligation ("Interest to Maturity") are treated as an equity instrument for financial statement presentation purposes and are therefore classified as a discount to the corresponding debt conversion price with no corresponding carrying value.

Further detail of the provisions of the January and June 2007 financings and there respective amendments are disclosed in the October 31, 2008 Financial Statements.

Investing Activities

For the three months ended October 31, 2008, $13,981 was spent on property and equipment additions, consisting mostly of lab and computer equipment. For the three months ended October 31, 2007, property and equipment additions totaled $18,807. For the six months ended October 31, 2008, $28,610, compared to $339,122 in the same prior year period. The expenditures in the prior year period were related to the addition of robotic equipment used to automate the screening of process for chemical compounds.

Patent additions totaled $18,529 for the three months ended October 31, 2008, compared to $36,968 for the three months ended October 31, 2007. These expenditures reflect the legal costs associated with our expanding patent-pending applications.

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CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at October 31, 2008:

Contractual Obligations	2009	2010	2011	2012	2013
Research contracts	$3,196,686	$1,090,800	$0	$0	$0
Convertible Debentures (U.S.$)	$0	$0	$0	$7,890,280	$0
Operating leases	$204,119	$150,332	$155,150	$94,439	$0

The Company has entered into various research contracts. The Company is committed to pay $4,287,486 for completion of the research, and all payments are anticipated to May 2010.

CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Critical accounting estimates include the fair value of options and common share purchase warrants, the testing for recoverability of intellectual property and patents and income tax valuation allowance.

Equity Based Instruments

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based payments for its common share purchase warrants and stock options for employee and key consultants issued by the Company. The pricing model requires the use of several assumptions, including the average expected life and volatility of the Company's stock, which are made at the time of the option grant. Management has selected these variables and uses the Black-Scholes model on a consistent basis.

Convertible Debentures

The initial value of the convertible debentures are calculated incorporating estimated discount rates, terms and interest rate assumptions which, if changed could impact future earnings.

Intellectual Property and Patent

Management periodically reviews the useful lives and the carrying values of the intellectual property and patents. They are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

Income Tax Valuation Allowance

The Company has a net tax benefit resulting from non-capital losses carried forward and pools of scientific research & development expenditures and investment tax credits. In view of the history of net losses by the Company, management has recorded a full valuation allowance against these potential income tax assets.

SIGNIFICANT ACCOUNTING POLICIES CHANGES

Effective May 1, 2008, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, *Financial Instruments – Disclosure*, Section 3863 *Financial Instruments – Presentation*, Section 1535, *Capital Disclosures*, Section, Section 3064, *Goodwill and Intangible Assets* and changes to Section 1400, *General Standards of Financial Statement Presentation*. These sections relate to presentation and disclosure only and did not have an impact on the Company's financial results.

Recent Accounting Pronouncements

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (IFRS) effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, in the first quarter of the 2012 fiscal year with comparative data for the prior year. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 38 "Intangible Assets", thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

As of October 31, 2008, the Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2008, the Company paid consulting fees of $20,000 (2007 - $30,000) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties. No consulting fees have been paid to relates parties for the six month period ended October 31, 2008.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at December 11, 2008)

Authorized and Issued Share Capital

There were 29,855,080 common shares issued and outstanding for a total of $56,262,110 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.53	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.47	9/28/08
Options	30,000	$5.27	2/16/09
Options	50,000	$7.44	4/8/09
Options	20,000	$7.96	5/6/09
Options	30,000	$7.96	5/6/10
Options	25,000	$6.18	6/27/10
Options	60,000	$6.97	9/13/10
Options	375,000	$7.23	10/6/10
Options	25,000	$6.97	12/15/10
Options	400,000	$7.60	2/28/13
Options	175,000	$7.35	3/7/11
Options	105,000	$6.80	6/8/10
Options	130,000	$6.44	6/28/10
Options	210,000	$14.16	1/4/11
Options	425,000	$15.90	5/14/12
Options	170,000	$12.07	9/18/11
Options	50,000	$12.95	11/1/11
Options	110,000	$12.88	2/11/12
Warrants	72,114	$10.25	1/4/11
Warrants	127,044	$10.25	6/6/12
Warrants	931,658	$3.07	10/14/13
Warrants	336,533	$3.07	10/14/13
Convertible debentures	3,713,000	$2.61	6/6/12
Total	9,051,049	$1.50 to $15.90	

DISCLOSURE CONTROLS AND PROCEDURES

As of October 31, 2008, the President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") together with the Company's management have evaluated the design of the Company's disclosure controls and procedures. They concluded that the Company's disclosure controls and procedures, subject to the below noted weaknesses, can provide reasonable, not absolute, assurance that the objectives of the control systems are met.

INTERNAL CONTROLS

The CEO and CFO are responsible for designing internal control procedures over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company, due to its limited number of staff, has weaknesses in its control over financial reporting which are:

1. Due to the limited number of staff, it is not possible to achieve segregation of all duties. Management has attempted to mitigate the risk of material misstatement in financial reporting through a combination of extensive and detailed review by senior management and the board of directors. Where practicable, the Company will make necessary changes to improve the segregation of duties.
2. Due to the limited number of staff, the Company has a risk of material misstatement related to complex and non-routine complex accounting transaction. Management and Board reviews are utilized to mitigate these risks but there is no guarantee that a material misstatement would be prevented. The Company will attempt to remediate this weakness by employing outside consultants with the appropriate expertise when the need arises to assist with complex accounting and technical issues.

During the quarter ended October 31, 2008 we have not made any changes in the Company's internal controls over financial reporting that would materially affect, or is reasonable likely to materially affect, the Company's internal controls over financial reporting.

OUTLOOK

We continued to pursue our mission to be first-in-class in the research and early clinical development of revolutionary products. It is in this pursuit we achieved a great deal over the past year. The Company achieved proof-of-concept in non human primate studies which demonstrated that RVX-208 increased levels of ApoA-I and functional HDL cholesterol (pre-beta) significantly. These development milestones for RVX-208 resulted in our first clinical candidate which recently completed its Phase 1a trial and successfully met its study objectives. Although the Phase 1a study was designed as a safety, tolerability and pharmacokinetics trial, we were very pleased to see initial proof-of-concept in humans, showing consistent improvements of key biomarkers for the RCT (reverse cholesterol transport) pathway. Given these results demonstrate a similar pattern from the non human primate studies we are encouraged we will see additional improvements in these biomarkers and maintain its safety profile in longer range trials upcoming trials in fiscal 2009.

Our competitors in the field of HDL therapy witnessed the disappointing clinical trial results in the HDL field reinforcing new key findings that the industry has learned; the need to develop products that target reverse cholesterol transport (RCT) via the production of ApoA-I and functional HDL particles. For Resverlogix, this reinforces the importance of our ability to demonstrate that we are influencing functional HDL via the ApoA-I pathway.

This has been a pivotal year for our science. We have moved closer in achieving our mission with the rapid advancement of our lead drug candidate, RVX-208, into human trials. We continue to move forward commencing our Phase 1b/2a trial with an expected

completion in the first half of 2009. Following this trial we expect to commence a Phase 2b IVUS proof-of-concept (POC) and vessel imaging trial with the Cleveland Clinic to measure atherosclerosis stabilization and regression. The IVUS uses a technique that directly measures the amount of plaque in the coronary arteries and will be conducted in numerous clinical research centers with an expected commencement towards the end of 2009. Our NexVas PR discovery program has produced numerous follow-on compounds with potent effects on ApoA-I in-vitro. We are currently planning to introduce one of these follow-on compounds as an IND candidate early next year. We also have made great progress in our NexVas Vascular Inflammation (VI) program with many interesting potential therapeutic targets being validated through animal models. As a leader in ApoA-I/HDL field, we continue to focus on our primary objective which is to improve the quality and longevity of patients' who suffer the grievous burden of cardiovascular disease. This year also saw the expansion into key research areas with high unmet medical need such as Alzheimer's disease. The Company intends to expand on its collaboration with Dr. Larry Sparks and Sun Health Research Institute and other potential partners to develop this program further in the coming year.

We continue our partnering efforts with numerous leading global pharmaceutical organizations showing an interest in our NexVas PR technology, three of which are in the process of performing detailed due diligence. In addition, our recently announced non-binding term sheet to out-license for cardiovascular indications to a single Asian country may provide non dilutive equity while continuing to further the development of our cardiovascular programs. Management is facilitating additional due diligence at this time with the intention of advancing this opportunity to a binding term sheet with an Asian pharmaceutical partner.

Our product life cycle strategy for NexVas PR continues to expand and offer broad commercial pipeline opportunities for a pharmaceutical partner. Moving forward through clinical development and expanding market life cycle opportunities provides our technologies with accreted value and greater market potential for both our shareholders and a potential pharmaceutical partner.

RISKS AND UNCERTAINTIES

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry. Accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Management's Discussion and Analysis. The risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business. If any one or more of the following risks occur, the Company's business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company's common shares could decline.

Early Stage Development and Scientific Uncertainty

The Company is in an early stage of development, which may require significant additional investment for research and development, scale-up manufacturing, clinical testing, and regulatory submissions of product candidates prior to commercialization. There can be no

assurance that any such products will actually be developed. A commitment of substantial time and resources is required to conduct research and clinical trials if the Company is to complete the development of any product. It is not known whether any of these product or process candidates will meet applicable health regulatory standards and obtain required regulatory approvals, or whether such products can be produced in commercial quantities at reasonable costs and be successfully marketed, or whether our products will achieve market acceptance, or if our investment in any such products will be recovered through sales or royalties.

In addition, products may cause undesirable side effects. Results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. If regulatory authorities do not approve the products or if regulatory compliance is not maintained, the Company would have limited ability to commercialize our products, and our business and results of operations would be harmed. The Company may fail to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products.

Lack of Product Revenues and History of Losses

To date, the Company has not recorded any revenues from the sale of biopharmaceutical products, but has accumulated net losses of $97,287,000 to October 31, 2008. Losses are expected to increase in the near term as the Company continues its product development efforts, enter clinical trials and seek regulatory approval for the sale of our product for the treatment of atherosclerosis and cardiovascular disease. The Company expects to incur losses unless and until such time as payments from corporate collaborations, product sales and/or royalty payments generate sufficient revenues to fund its continuing operations. Quarter to quarter fluctuations in revenues, expenses and losses are also expected. The Company is unable to predict the extent of any future losses or when the Company will become profitable, if ever. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Scientific and Clinical Timelines on Price of Securities

For planning purposes, we estimate and may disclose timing of a variety of clinical, regulatory and other milestones, such as when we anticipate filing an investigational new drug (IND) application, or when a certain drug may enter the clinic, or when we anticipate completing a clinical trial. We base our estimates on present facts and a variety of assumptions. Many underlying assumptions are outside our control. If we do not achieve milestones in accordance with our investors' expectations, the price of our securities would likely decrease.

Review of Strategic Alternatives

The Company is reviewing the potential partnering of its technology to a leading life-sciences company. The evaluation is focused on reviewing what steps should be taken by the Company to secure the best possible strategic agreement regarding the Company's technologies. The Company has not set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process with any potential life-sciences partner will result in any specific transaction that will be acceptable to the Company.

Financing Impact on Operations

As of October 31, 2008, the Company had outstanding face value CAD $9,598,526 of convertible debentures. The amount and the terms of the convertible debentures and other financial obligations could have important consequences for our operations. For example:

- We could increase our vulnerability to general adverse economic condition and industry conditions that could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;
- We may we required to dedicate a substantial portion of our cash flow to the payment of principal and interest on the debentures, thereby reducing funds available to the Company for operations and any future business opportunities;
- We may limit our planning flexibility for, or ability to react to, changes in business plans or industry conditions;
- We may be placed at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The October 15, 2009 amendment of the August 31, 2007 convertible debenture terms resulted in a redemption of U.S. $10 million of debt paid with U.S. $4.5 million in cash and the balance of U.S. $5.5 million paid with 2,444,445 common shares. As part of the amendment the debenture holders agreed to withhold all monthly and or cumulative put options provided for under the August 31, 2007 agreement options, until March 31, 2009. The put options will continue to accrue monthly at 5% of the principal amount at issuance but can only be paid in cash.

As of December 11, 2008, put conversion options have been exercised in the amount of $865,000 U.S. and were all settled with 121,968 shares. The maximum cumulative put immediately after March 31, 2009 is approximately U.S. $5.9 million plus any accrued unpaid interest. If the debt holders exercise the cumulative put options, the financial obligations could impact the ability of the Company to fund its operations. For example:

- A cumulative put option exercise would draw a substantial portion of available cash and thereby reduce our ability to funds operations
- A cumulative put option could force the Company to become insolvent unless additional funds are raised prior to March 31, 2009.
- If the Company defaults on the terms of the convertible debentures due to an inability to pay the put, the holders could force the Company into bankruptcy and enforce there security interest for the assets that were pledged as security under the agreement.

Future sales of substantial amounts of our common stock from these debentures in the public market, or the perception that such sales could occur, could adversely affect trading prices of our securities.

Financing Covenants Governing Debentures

Our financing contains certain covenants that could impair the Company' ability to take advantage of certain business opportunities that would be advantageous to the Company. The amended debenture contains certain covenants that among other things, limit our ability and the ability of our subsidiary to:

- Issue or incur new debt, excluding certain permitted debt, without offering to repurchase some portion of the debenture at the debt holder discretion.

- Issue additional equity instruments such as common shares, options, convertible debt at a purchase price per share less than the conversion price then in effect. Any such issuance less than the conversion price in effect would result in the re-pricing of the conversion price under a pre-determined formula. In addition, any such securities issued under the warrant exercise price, the number of warrant shares will be adjusted proportionately so the number of warrant shares will have the same aggregate exercise value in effect prior to such adjustment
- Issue additional new securities without offering 50% of the offered securities to the existing debenture holders.
- Purchase or redeem our capital stock
- Sell or otherwise dispose of assets unless the funds received were used to redeem the remaining debentures at a 125% premium.

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

Financing Requirements and Access to Capital

The Company will require substantial additional funds for further research and development, planned clinical testing, regulatory approvals, establishment of pilot-scale manufacturing capabilities and, if necessary, the marketing and sale of its products. Based on our current understanding of expected expenditures, we believe we will require additional funding in the next fiscal year to continue to develop our clinical and discovery programs. The Company may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other biopharmaceutical companies and/or from other sources. There can be no assurance that additional funding or partnership will be available on terms acceptable to the Company and which would foster successful commercialization of the products. Our future capital requirements will depend on many factors, such as the following:

- Establishing and maintaining collaborative partnering relationships;
- Continued scientific progress in our research, drug discovery and developmental programs;
- The size of our programs and progress with preclinical and clinical programs;
- Time and costs involved in obtaining regulatory approvals;
- Impact of the potential exercise of put and conversions from the convertible debt financing; and
- Competing technological and market developments, including the introduction by others of new therapies in our market; and
- General condition and availability of capital in the equity markets for biotechnology companies.

In addition, the current debenture holders have rights to 50% of any new capital which could be a deterrent for other potential investors to provide additional financing. In addition, if debt financing is provided, the current convertible debt holders have a right, at their option, to require the Company to repurchase all or a portion of their notes, which may discourage future debt financing. No such provision exists for any equity financing.

Provisions also exist within the current debenture holders' agreement to provide special anti-dilution adjustments which would reduce the price of the existing securities if the Company issues additional common shares or financial instruments that can be converted to common

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shares below the then applicable conversion price. This could also serve as a deterrent to potential future investors.

Volatility of Share Price, Absence of Dividends and Fluctuation of Operating Results

Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile. If the Company's stock price continues to be highly volatile, it may make it difficult for investors to liquidate their investment and could increase your risk of suffering a loss. Factors such as fluctuation of the Company's operating results, announcements of technological innovations, patents or new commercial products by the Company or competitors, results of clinical testing, partnering activities, regulatory actions, or public concern over the safety of biopharmaceutical products and other factors could have a significant effect on the share price or trading volumes for the common shares. The Company's common shares have been subject to significant price and volume fluctuations. During the 18 months preceding October 31, 2008, the market price of our common stock ranged from $2.17 to $22.88 per share. The stock price may continue to be subject to significant price and volume fluctuations in the future particularly with very volatile world stock markets and indications that the world may be subject to a protracted recessionary period. Resulting fluctuations below the conversion prices on the convertible debt financing could have an adverse affect on the Company's cash flow or a dilution of ownership from the issuance of common stock, if the holders convert large amounts of debt and are sold on the market. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future.

U.S. Investors Civil Liabilities

The Company was formed under the laws of Alberta, Canada. Some of the members of the board of directors and officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

Patents and Proprietary Technology

The Company's success will depend in part on its ability to obtain, maintain, and enforce patent rights, maintain trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that pending patent applications will be allowed and that the Company will develop additional proprietary products that are patentable, that issued patents will provide any competitive advantage or will not be challenged by any third parties, or that patents of others will not have an adverse effect on the ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the products, or design around the products patented by the Company. In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If such licenses are not obtained it could encounter delays in introducing one or more of its products to the market, while it attempts to design around such patents, or could find that the development, manufacturing or sale of products requiring such licenses could be foreclosed. In addition, the Company could incur substantial costs in defending itself in suits brought against it on such patents or in suits which it attempts to enforce its own patents against other parties. Such disputes could involve arbitration,

litigation or proceedings declared by the United Patent and Trademark Office or International Trade Commission or other foreign patent authorities. Intellectual property litigation can be extremely expensive, and this expense, as well as other consequences should the Company not prevail, could seriously harm our business.

Until such time, if ever, that patent applications are filed and or approved, the ability of the Company to maintain the confidentiality of its technology may be crucial to its ultimate possible commercial success. While procedures have been adopted to protect the confidentiality of its technology through signed invention and service agreements, no assurance can be given that such arrangements will be effective, that third parties will not gain access to trade secrets or disclose the technology, or that the Company can meaningfully protect its rights to its trade secrets.

Dependence on Collaborative Partners, Licensors and Others

The Company's activities will require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. The Company entered into an exclusive licensing arrangement with Medtronic Inc. ("Medtronic"), a major medical technology devices company. The Company is eligible to receive certain payments upon successful completion of predefined milestones and would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. The Company intends to attract other corporate partners and enter into additional research collaborations. There can be no assurance, however, that such collaborations will be established on favourable terms, if at all, or that its current Medtronic agreement or future collaborations will be successful. In particular, recent failures in HDL cholesterol therapies may negatively impact our potential partners' willingness to enter into partnering agreements due to the potential risks in the cholesterol market and the high clinical costs to bring such drugs to market. Failure to attract commercial partners for its products may result in the Company incurring substantial clinical testing, manufacturing and commercialization costs prior to realizing any revenue from product sales or result in delays or program discontinuance if funds are not available in sufficient quantities.

The licensing agreement with Medtronic would give them exclusive, worldwide rights to develop and commercialize its ReVas™ technology. Should Medtronic or any other collaborative partner fail to develop, manufacture, or commercialize successfully any product to which it has rights, or any partner's product to which the Company have rights, the business may be adversely affected. Failure of a collaborative partner to continue to participate in any particular program could delay or halt the development or commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by the Company's programs.

Furthermore, the Company will hold licenses for certain technologies and there can be no assurance that these licenses will not be terminated, or that they will be renewed on conditions acceptable to the Company. The Company may negotiate additional licenses in respect of technologies developed by other companies and academic institutions. Terms of license agreements to be negotiated may include, inter alia, a requirement to make milestone payments, which may be substantial. The Company will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications.

24

Damages resulting from claims from former Employers

Many of the Company's employees were previously employed at universities or other biotechnology or pharmaceutical companies, including competitors or potential competitors. The Company could be subject to claims that these employees or the Company have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. In many cases, litigation may be necessary to defend against these claims such as the dispute that involved the University of Calgary, Dr Norman Wong, one of the Company's co-founders, and Resverlogix Corp. Although this dispute was settled with no compensatory damages or ongoing claims against the Company's intellectual property, no guarantees exist that such claims from other companies or institutions could be brought against the Company.

Even if the Company is successful in defending against these claims as was the case noted above, litigation could result in substantial costs and be a distraction to management. If the Company fails in defending such claims, in addition to paying money claims, the Company may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent the ability to commercialize certain product candidates, which could severely harm our business.

Rapid Technological Change

The biotechnology and pharmaceutical industries are characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render the products or technologies noncompetitive, or that the Company will keep pace with technological developments. Competitors have developed or are developing technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect and could be more effective and less costly than the products to be developed by the Company. In addition, alternative forms of medical treatment may be competitive with the Company's products.

Competition

Technological competition from pharmaceutical companies, biopharmaceutical companies and universities is intense and is expected to increase, in particular in the market for therapeutic products to treat, mitigate or prevent cardiovascular disease. Many potential competitors may have substantially greater product development capabilities or financial, scientific, marketing and human resources exceeding those of the Company. Moreover, competitors may develop products more quickly and obtain regulatory approval for such products more rapidly, or develop products which are more effective than those which the Company intends to develop. Research and development by others may render the Company's technology or products obsolete or noncompetitive or produce treatments or cures superior to any therapy developed or to be developed by the Company.

Government Regulations and Regulation of Drug and Product Approval

Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of products is governed by numerous statutes and regulations in the United States, Canada and other countries. The subject matter of such legislation includes approval of manufacturing facilities, controlled research

25

and testing procedures, review and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labeling. The process of obtaining necessary regulatory approvals is lengthy, expensive and uncertain. The Company or our collaborators may fail to obtain the necessary approvals to commence or continue preclinical or clinical testing including our drug RVX-208 or to manufacture or market our potential products in reasonable time frames, if at all. In addition, governmental authorities in Canada, the United States, or other countries may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which the Company operates or the development of any products that may be developed. Many of the products and processes that are being currently developed require significant development, testing and the investment of significant funds prior to their commercialization. There can be no assurance that RVX-208 or any other drugs will actually be developed to a commercial level. Completing clinical testing through late stage trials and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by the FDA/TPD if it is determined at any time that the subjects or patients are being exposed to unacceptable risks. No assurance can be given that RVX-208 or any of the other product candidates will prove to be safe and effective in clinical trials or that the Company will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed or may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

Delay or Abandonment of the Commercialization of Drugs under Development

Drug discovery and development has inherent risk and the historical failure rate is high. Although cardiovascular drugs have experienced higher approval rates than other treatments, recent failures in the HDL cholesterol market by some of our competitors has highlighted the risk of these types of therapies. If the Company cannot demonstrate that our drugs, including RVX-208, are safe and effective for human use, we may need to abandon one or more of our drug development programs.

In addition, successful results in preclinical or early human clinical trials, including the recently announced Phase 1a results for RVX-208, may not predict the results of late-stage clinical trials. There are a number of factors that could cause a clinical trail to fail or be delayed including:

- the clinical trials may produce negative or inconclusive results
- the regulators may require that we hold, suspend or terminate clinical research for noncompliance with regulatory requirements;
- we, our potential partners, the FDA or foreign regulatory authorities could suspend or terminate a clinical trial due to adverse side affect of a drug on subjects or patients in the trial;
- we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials;
- enrollment in our clinical trials may be slower than we currently anticipate;
- the cost of our clinical trials may be greater than we anticipate; and
- the supply or quality of our drugs or other materials necessary to conduct our clinical trials may be insufficient, inadequate or delayed.

If any of our drugs in clinical studies, including RVX-208, do not show sufficient efficacy in patients with the targeted indication, it could negatively impact our development and

commercialization or partnership plans goals for this and other drugs and our stock price could decline.

Dependence on Key Personnel

The Company depends on certain members of its management and scientific staff and the loss of services of one or more of whom could adversely affect the operations, research and development. The Company does not have employment agreements with any of its senior executive officers that would prevent them from leaving the Company. In addition, the Company's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel. In addition, failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

Dependence on Third Party Clinical Research Organizations

We depend on independent clinical investigators, contract research organizations and other third party service providers in the conduct of our clinical trials for our drugs and expect to continue to do so in the future. We rely heavily on these parties for successful execution of our clinical trials, but do not control many aspects of their activities. For example, the investigators are not our employees. However, we are responsible for ensuring that each of our clinical trial is conducted in accordance with the general investigational plan and protocols of the trial. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements. The failure of these third parties could delay or prevent the development, approval and commercialization of our drugs, including RVX-208.

Status of Healthcare Reimbursement

The ability to successfully market certain therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to whether newly approved healthcare products will qualify for reimbursement. Furthermore, challenges to the price of medical products and services are becoming more frequent. Recent issues with other therapies in the cardiovascular market have increased the scrutiny under what will be reimbursed in the future and will be strongly linked to effective and safe drugs over the current standard of care with statin therapy.

In addition, the pricing of drug therapies has come under significant pressure with government authorities and private health insurers especially in the United States where healthcare costs are some of the highest in the world. There can be no assurance that adequate third-party coverage will be available to establish price levels, which would allow the Company to realize an acceptable return on its investment in product development.

Potential Clinical and Product Liability

The Company has entered into human clinical trials that involve inherent risks in the testing of unproven products. A large portion of the risk is mitigated through the highly regulated

27

approval process within the clinical laboratory, as well as clinical insurance coverage, but a certain level of risk remains. Product liability insurance is costly, availability is limited and may not be on terms which would be acceptable to the Company, if at all. An inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the continuation of clinical trials and the commercialization of potential products in the future. A product liability claim brought against the Company or withdrawal of a product from the market at a future date, could have a material adverse effect upon the Company and its financial condition.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.



Second Quarter
Ended October 31, 2008

CORPORATE OFFICE:
202, 279 Midpark Way SE
Calgary, Alberta, T2X 1M2 Canada
Phone: (403) 254-9252   Fax: (403) 256-8495 Email: info@resverlogix.com
www.resverlogix.com

TRADING SYMBOL:
TSX: RVX

Notice to Reader

The management of Resverlogix Corp. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated: December 11, 2008.

signed "Donald J. McCaffrey"
President and CEO

signed "Kelly McNeill"
CFO

RESVERLOGIX CORP.
Interim Consolidated Balance Sheets

	October 31, 2008	April 30, 2008
	(unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 1,210,345	$ 2,349,373
Short term investments	4,794,581	15,664,215
Prepaid expenses and deposits	1,300,593	1,449,053
	7,305,519	19,462,641
Property and equipment (note 3)	802,507	893,971
Intellectual property and patents (note 4)	606,191	538,050
	$ 8,714,217	$20,894,662

Liabilities and Shareholders' Equity

	October 31, 2008	April 30, 2008
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,856,158	$ 2,423,962
Accrued interest on debentures	57,591	770,901
Current portion of convertible debentures	6,264,404	–
	9,178,153	3,194,863
Convertible debentures (note 5)	–	12,210,272
Shareholders' equity: (note 6)		
Common shares	56,078,307	44,840,422
Convertible debentures equity component	10,529,550	11,229,884
Contributed surplus	14,541,429	13,545,093
Warrants	15,673,609	14,428,170
Deficit	(97,286,831)	(78,554,042)
	(463,936)	5,489,527

Nature of operations (note 1)
Commitments (notes 4 and 7)

	October 31, 2008	April 30, 2008
	$ 8,714,217	$20,894,662

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

	Three months ended October 31,		Six months ended October 31,	
	2008	2007	2008	2007
	(unaudited)		(unaudited)	
Revenue:				
Interest income	$ 69,510	$ 357,726	$ 155,247	$ 653,941
Expenses:				
Research and development	4,133,547	3,155,761	7,432,036	7,085,226
General and administrative	687,516	588,475	1,338,756	1,184,750
Stock-based compensation	774,112	2,852,060	1,138,758	4,304,628
Interest and accretion on convertible debentures	742,858	1,466,662	1,552,447	2,767,469
Depreciation and amortization	64,090	117,601	142,526	229,261
Foreign exchange loss (gain)	1,096,841	83,466	1,139,508	(25,283)
	7,498,964	8,264,025	12,744,031	15,546,051
Gain on settlement of convertible debentures (note 5)	1,881,591	–	1,881,591	–
Net loss and comprehensive loss	5,547,863	7,906,299	10,707,193	14,892,110
Loss per common share – basic and diluted	$ 0.20	$ 0.31	$ 0.39	$ 0.59
Weighted average number of common shares	28,006,163	25,521,955	27,587,268	25,031,890

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.
Interim Consolidated Statements of Cash Flows

| | Three months ended October 31, | | Six months ended October 31, | |
	2008	2007	2008	2007
	(unaudited)		(unaudited)	
Cash provided by (used in):				
Operations:				
Loss for the period	$(5,547,863)	$(7,906,299)	$(10,707,193)	$(14,892,110)
Items not involving cash:				
Stock-based compensation	774,112	2,852,060	1,138,758	4,304,628
Depreciation and amortization	64,090	117,601	142,525	229,261
Debenture accretion	229,574	417,889	470,042	1,039,597
Interest expenses paid in common shares	17,980	150,898	1,177,338	828,117
Accrued interest allocated to convertible debentures	684,507	783,060	684,507	783,060
Gain on settlement of convertible debentures	(1,881,591)	–	(1,881,591)	–
Unrealized foreign exchange (gain) loss	1,919,471	(2,146,295)	2,105,714	(2,698,539)
	(3,739,720)	(5,731,086)	(6,869,900)	(10,405,986)
Changes in non-cash working capital:				
Prepaid expenses and deposits	79,441	(115,386)	(245,245)	158,716
Accounts payable and accrued liabilities	943,712	(730,600)	735,442	(973,060)
Accrued interest on debentures	(154,311)	79,687	(738,347)	41,887
	(2,870,878)	(6,497,385)	(7,118,050)	(11,178,443)
Financing:				
Proceeds (redeemed) convertible debentures (net of issue costs)	(5,260,600)	(26,456)	(5,260,600)	24,622,221
Proceed from exercise of options And warrants	91,875	69,700	213,935	69,700
	(5,168,725)	43,244	(5,046,665)	24,691,921
Investing:				
Short term investments	6,350,144	3,049,697	11,166,167	(8,841,064)
Property and equipment additions	(13,981)	(18,807)	(28,610)	(339,122)
Patent additions	(18,529)	(36,968)	(90,592)	(66,462)
Non-cash investing working capital	(21,278)	–	(21,278)	–
	6,296,356	2,993,922	11,025,687	(9,246,648)
Increase (decrease) in cash and cash equivalents	(1,743,247)	(3,460,219)	(1,139,028)	4,266,830
Cash and cash equivalents, beginning of period	2,953,592	8,270,231	2,349,373	543,182
Cash and cash equivalents, end of period	$ 1,210,345	$ 4,810,012	$ 1,210,345	$ 4,810,012

Certain amounts have been reclassified for comparative purposes

See accompanying notes to the Interim consolidated financial statements.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements

As at October 31, 2008 and 2007

The interim consolidated financial statements of Resverlogix Corp. (the "Company") were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended April 30, 2008. The disclosure, which follows, is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended April 30, 2008.

1. Nature of operations:

Resverlogix Corp. is an emerging biopharmaceutical company focused on development of novel therapeutics in cardiovascular disease, and related indications in vascular inflammation and Alzheimer's Disease. The Company also has therapeutics under development for the treatment of fibrotic diseases and cancer. The Company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has not earned any revenue to date.

Research and development expenditures on these projects are as follows:

	Three months ended October 31,		Six months ended October 31,		Cumulative since inception
	2008	2007	2008	2007	
NexVas PR	$4,122,371	$2,878,207	$7,392,913	$6,502,714	$36,088,196
NexVas VI / ReVas	-	251,776	27,948	556,734	1,843,351
TGF-β Shield	-	25,778	-	25,778	735,221
NexVas AD	11,176	-	11,176	-	11,176
	$4,133,547	$3,155,761	$7,432,037	$7,085,226	$38,677,944

The success of the Company is dependent on the continuation of the research and development activities, progressing the core technologies through clinical trials to commercialization and its ability to finance its cash requirements. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company has incurred significant losses to date, and with no assumption of revenues, is dependent on its ability to raise additional financial capital by continuing to demonstrate the successful progression of its research and development activities if it is to remain as a going concern. At October 31, 2008, the Company had $6.0 million of cash and short term investments. The Company will require additional sources of financial resources prior to the end of March 2009 to ensure it has

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 2

As at October 31, 2008 and 2007

1. **Nature of operations (continued):** .

    sufficient working capital to fund its research development and corporate activities and manage its potential debentures commitments beyond October 31, 2009.

    The company is currently exploring various alternatives to generate positive cash flow including raising additional equity, product out-licensing in Asia, as well as continuing its partnering discussions for the Company's core NexVasPR technology; however there is no assurance that these initiatives will be successful.

    These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, and the reported revenues and expenses that might be necessary should the company be unable to continue as a going concern.

2. **Changes in accounting policies:**

    Effective May 1, 2008, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, *Financial Instruments – Disclosure*, Section 3863 *Financial Instruments – Presentation*, Section 1535, *Capital Disclosures*, Section, Section 3064, *Goodwill and Intangible Assets* and changes to Section 1400, *General Standards of Financial Statement Presentation.* These sections relate to presentation and disclosure only and did not have an impact on the Company's financial results.

    Section 3862 places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed and also simplifies the disclosures about concentrations of risk, credit risk, liquidity risk and market risk currently found in Section 3861. Additional requirements include: more extensive disclosures about exposures to liquidity; currency and other price risks and an analysis of the sensitivity of net income for possible changes thereto; more specific disclosures about collateral; and details of liabilities that are in default or in breach of their terms and conditions.

    Section 3863 carries forward, without change, the presentation-related requirements of Section 3861.

    Section 1535 requires the disclosure of: an entity's objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements; and, if it has not complied, the consequences of such non-compliance.

    Section 3064 replaces CICA 3062 - *Goodwill and Intangible Assets* and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the recognition of internally developed intangible assets, whether separately acquired or internally developed, and provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 3

As at October 31, 2008 and 2007

2. Changes in accounting policies (continued):

Section 1400 has been amended to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Disclosure is required for material uncertainties related to events or conditions that may cast doubt on the ability to continue as a going concern.

Recent accounting pronouncements

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (IFRS) effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, in the first quarter of the 2012 fiscal year with comparative data for the prior year. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 38 "Intangible Assets", thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements.

3. Property and equipment:

October 31, 2008	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$ 1,388,732	$ 661,878	$ 726,854
Office furniture and equipment	70,071	49,700	20,371
Computer equipment	216,396	165,870	50,526
Computer software	77,927	74,387	3,540
Leasehold improvements	463,315	462,099	1,216
	$ 2,216,441	$ 1,413,934	$ 802,507

April 30, 2008			
Laboratory equipment	$ 1,374,807	$ 585,526	$ 789,281
Office furniture and equipment	65,093	45,263	19,830
Computer equipment	206,689	145,664	61,025
Computer software	77,927	71,360	6,567
Leasehold improvements	463,314	446,046	17,268
	$ 2,187,830	$ 1,293,859	$ 893,971

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 4

As at October 31, 2008 and 2007

---

4. **Intellectual property and patents:**

October 31, 2008		Cost		Accumulated amortization		Net book value
Acquired property (NexVas™)	$	818	$	204	$	614
Patents		712,581		107,004		605,577
	$	713,399	$	107,208	$	606,191

April 30, 2008						
Acquired property (NexVas™)	$	818	$	182	$	636
Patents		743,787		99,259		644,528
Patent abandonment		(121,798)		(14,684)		(107,114)
	$	622,807	$	84,757	$	538,050

The Company has chosen to abandon two of its early patent applications for the year ended April 30, 2008, after the Company received the first substantive office actions for the application. The Company chose to abandon these patent applications to pursue other patent applications that are more closely in line with the Company's current scientific objectives and business plan. The remaining unamortized costs noted in the schedule above were expensed during the three months ended July 31, 2008.

In October 2004, the Company entered into an exclusive license agreement that expands the number of proprietary compounds that the Company can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration the Company paid an initial license fee of U.S. $25,000. In addition, the Company is required to make additional payments of U.S. $50,000 upon the discovery of each nutraceutical which contains a compound protected by the patent which will be used in a commercial context and a payment of U.S. $300,000 upon the first enrolment of a patient into a regulatory approved Phase 1 Clinical Trial for a pharmaceutical compound protected by the patent.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 5

As at October 31, 2008 and 2007

---

5. Convertible debentures:

Convertible debentures and its equity components consist of the following:

	U.S. $17 million Carrying Value	U.S. $25 million Carrying Value	Total Amount
Balance, April 30 2007	$ 14,694,289	$ —	$ 14,694,289
June, 2007 debenture issuance	$ —	$ 26,630,000	$26,630,000
August, 2007 – accrued interest	127,649	655,411	783,060
Debenture issue costs	(1,568,212)	(2,014,474)	(3,582,686)
Warrants issued to debenture holders	—	(7,056,116)	(7,056,116)
Portion allocated to equity	—	(2,202,559)	(2,202,559)
Conversions to common shares	(12,496,900)	(4,176,999)	(16,673,899)
Accretion of non-cash effective interest expense	519,235	1,022,079	1,541,314
Foreign exchange translation	(1,033,407)	(889,724)	(1,923,131)
Balance, April 30, 2008	$ 242,654	$ 11,967,618	$ 12,210,272
Conversions to common shares	$ —	$ (1,183,393)	$ (1,183,393)
Accretion of non-cash effective interest expense	2,820	467,222	470,042
Debenture issue costs	—	(40,600)	(40,600)
Retirement/Redemption of debentures	(283,123)	(7,932,561)	(8,215,684)
October 2008 amendment – accrued interest	—	684,507	684,507
October 2008 amendment – Jan 07 debenture transfer	—	322,867	322,867
Foreign exchange translation	37,649	1,978,744	2,016,393
Balance October 31, 2008	$ —	$ 6,264,404	$ 6,264,404

The Company has issued U.S. $42 million of senior secured convertible debentures in two separate issuances of U.S. $ 17 million and U.S. $25 million on January 4, 2007 and June 7, 2007 respectively. The Company amended the U.S. $25 million issuance of convertible debentures on August 31, 2007 to eliminate certain Interest to Maturity provisions contained in the financing and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate (see additional details of the amendment under "**U.S. $ 25,000,000 Convertible Debenture Financing - Amended August 31, 2007**").

On October 15, 2008, the Company redeemed U.S. $10 million of the outstanding remaining combined unconverted debentures of U.S. $17.3 million from the January and June issuances and amended the terms of the remaining debt (see additional details under "**U.S. $10 million Debt Redemption and Amendment - U.S. $17.3 million Convertible Debt**").

The following headings describe the convertible debenture financings and the amendments described above.

U.S. $17,000,000 Convertible Debenture Financing – Issued January 2007

The Company issued $17.0 million (U.S.) of senior secured convertible debentures on January 4, 2007 with a maturity on January 4, 2010. As of October 14, 2008, the remaining debenture carried an interest rate of 15% per annum, an increase of seven percent from its initial coupon

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 6

As at October 31, 2008 and 2007

---

5. **Convertible debentures (continued):**

rate due to provisions in the debt instrument that altered the rate if certain trading conditions occurred where the Company's share price closes below the conversion price of the debenture.

The Company completed an amendment to the financing on October 15, 2008 which transferred the remaining face value of U.S. $278,000 of unconverted debentures under the original note to an amended convertible debenture. The amendment results in a three percent decrease in the interest rate to a 12% fixed rate, eliminated the interest to maturity interest obligations under the original note as described below and extends the maturity of the outstanding balance to June 6, 2012.

As part of the October 15, 2008 amendment, the conversion price of the remaining debentures which are convertible into common shares was amended from $12.07 per share to $2.61 per share. In addition, 336,533 of the original 408,647 accompanying warrants issued on January 4, 2007 were amended to $3.07 per share from $10.25 per share as amended on August 31, 2007. All of terms are further described below (see "**U.S. $10 million Debt Redemption and Amendment - U.S. $17.3 million Convertible Debt**").

The transfer and change to the terms of remaining January 2007 convertible debentures resulted in a settlement with a gain on settlement of convertible debentures of $80,000, a decrease within the liability portion of the convertible debentures of $283,000 and an increase to the deficit of $120,000.

The remaining 72,114 warrants which were not amended have an exercise price of $10.25 and are subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the exercise price. In addition, if such an adjustment occurs, the number of warrant shares will be adjusted proportionately so the number of warrant shares will have the same aggregate exercise value in effect prior to such adjustment.

Under the original terms of the January 2007 debenture, the Company at its option may, subject to certain restrictions, pay the semi-annual interest in the form of cash, common shares or some combination thereof. If the interest obligation was paid in shares, the number of common shares issued would be based on the interest obligation divided by 90% of the volume weighted average price for the 5 trading days preceding the interest payment date. Prior to the October 15, 2008 amendment, the Company elected to pay its July 1, 2008 semi-annual interest obligations of $16,686 U.S. with 1,733 common shares.

In addition, prior to the October 15, 2008 amendment, the terms of the January 2007 debenture contained a provision where the Company was obligated to make additional payments using the interest methodology at defined in the debenture agreement at the then applicable rate on the converted amount commencing on the conversion date through to the end of the maturity date of the debenture ("Interest to Maturity"). This Interest to Maturity provision would occur in circumstances where the Company's share price trades at or below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures at such time. The Company, at its election, could pay the interest in cash, common shares or some

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 7

As at October 31, 2008 and 2007

---

5. **Convertible debentures (continued):**

combination thereof. For the six month period ended October 31, 2008, no additional Interest to Maturity obligations were incurred.

U.S. $25,000,000 Convertible Debenture Financing – Amended August 31, 2007

On June 7, 2007, the Company issued $25 million U.S. of convertible debentures. On August 31, 2007, the Company amended the terms of the $25 million U.S. issued convertible debentures issued June 2007 to eliminate the Interest to Maturity provisions contained in the financing (as described under the original January 2007 debenture) and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price was amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing were re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total issuance of 1,058,702.

The effect of the modification on August 31, 2007 to the U.S. $25 million convertible debentures and the related warrants was an increase to the convertible debentures equity component of $13.1 million, an increase to the related warrants of $3.7 million and a corresponding increase to deficit of $16.8 million within Shareholders' Equity. The modification had no significant impact of the liability portion of the convertible debentures.

The Company as part of the October 15, 2008 financing amendment has redeemed a portion of the outstanding U.S. $17.0 million face value of unconverted August 31, 2007 debentures and amended the terms for the balance not redeemed. The conversion price of the remaining debentures which are convertible into common shares was amended from $8.76 per share to $2.61 per share. In addition, 931,658 of the 1,058,702 accompanying warrants issued on August 31, 2007 were amended to $3.07 per share from $10.25 per share. All of terms are further described below (see "U.S. $10 million Debt Redemption and Amendment - U.S. $17.3 million Convertible Debt").

The 127,044 warrants which were not amended carry the August 31, 2007 terms with an exercise price of $10.25, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the exercise price. In addition, if such an adjustment occurs, the number of warrant shares will be adjusted proportionately so the number of warrant shares will have the same aggregate exercise value in effect prior to such adjustment.

Prior to the October 15, 2008 amendment, the August 31, 2007 convertible debentures provided the holders with a once monthly 5% put option of principal amount at the time of issuance. The put option provided the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company had the option to pay the put obligation with shares if the closing bid price for common shares at the time of the put date is greater than $4.00 and the total dollar value traded on the trading market for no less than 10 of such 20 consecutive Trading Days shall be at least $250,000 ("Equity Conditions"). If the put was

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 8

As at October 31, 2008 and 2007

---

5. **Convertible debentures (continued):**

paid in shares, the put price to determine the number of shares was the lesser of the conversion price and the volume weighted average price 5 days preceding the put date. The monthly put options were cumulative, where the previous monthly put options were not exercised, but at no time could the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus accrued interest. The cumulative put in excess of the 5% monthly put option ("Excess Put") could be paid in common shares and was not subject to the Equity Conditions. The first put option was available to the holders after October 31, 2007. As of the three month period ended October 31, 2008, U.S. $918,071 of put obligations were exercised by the debenture holders and settled with 141,247 common shares.

Under the August 31, 2007 amendment, the Company at its option could, subject to certain restrictions, pay the semi-annual interest in the form of cash, common shares or some combination thereof under the same formula and used with the January 2007 financing. The Company could elect to pay in common shares in whole or in part, only if the Equity Conditions are met, unless otherwise waived by the debenture holder. The Company elected to pay its July 1, 2008 semi-annual interest obligation of $1,088,355 U.S. with 111,660 common shares.

During the three months ended October 31, 2008, the Company settled accrued interest obligations of $17,982 due on conversion of convertible debentures with the issuance of 3,117 common shares.

U.S. $10 million Debt Redemption and Amendment - U.S. $17.3 million Convertible Debt

Effective October 15, 2008, the Company redeemed U.S. $10 million of debt and amended the terms of the combined remaining U.S. $7.3 million debt from the initial U.S. $42 million of convertible debentures issued in January and June 2007 respectively. The Company redeemed the debentures with U.S. $4.5 million in cash and U.S. $5.5 million with 2,444,445 common shares at a price of $2.61 per common share. The early redemption and amendment to the terms of the remaining debt includes an agreement with the debenture holders to withhold all future put notices until March 31, 2009 and amend such 5% monthly put options or Excess puts for common shares at market price, defined as the 5 day volume weighted average price as described under the August 31, 2007 amendment above, to a cash option only. As noted above, the conversion price for the remaining debt has been amended to $2.61 from $8.76 and $12.07 respectively for the remaining August 2007 and January 2007 debentures. The conversion price is subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price. In addition, 336,533 January 2007 warrant shares and 931,658 June 2007 warrant shares were amended to $3.07 per common share from $10.25.

The amended principal balance at October 15, 2008 of U.S. $7,890,280 included the January and June 2007 outstanding convertible debentures of U.S. $278,334 and U.S. $7,021,854 respectively, which included accrued interest of U.S. $590,092 up to the date of the amendment and has a maturity date of June 6, 2012.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 9

As at October 31, 2008 and 2007

---

5. **Convertible debentures (continued):**

The effect of the settlement on October 15, 2008 for U.S. $10 million convertible debentures redeemed with cash and shares and the amendment of the remaining terms was a gain on settlement of convertible debentures of $1.8 million, a decrease within the liability portion of the convertible debentures of $7.9 million, a net increase to the convertible debentures equity component of $380,000, an increase to share capital of $7.4 million, and an increase to the deficit of $6.7 million. In addition, the amendment to the warrants resulted in a change to the fair value of the warrants giving effect to an increase to the warrants within shareholders' equity of $1.2 million with a deemed dividend which increased the deficit by the same value.

As of October 31, 2008, the remaining convertible debenture has been reclassified as a current liability for financial statement presentation to provide for the Company's potential obligation to settle the holder's remaining Excess Put option, which would become payable in less than one year from the balance sheet date if the option was exercised.

The Company at its option can initiate a mandatory conversion option which requires the holders to convert all of their debentures to common shares when the Company's share price trades over $5.22 for 20 consecutive trading days, subject to conditions as follows:

(i) Average daily volumes on the trading market are at least 100,000 shares for 20 consecutive trading days.

(ii) Each of the equity conditions has been satisfied during such 20 trading days and through the applicable conversion date.

In addition, at any time after January 12, 2009, the Company shall have the option to redeem all, or a portion of, the principal (including any accrued and unpaid interest) amount of the convertible debenture then outstanding at 125% of the redemption amount.

The Company is permitted to sell assets at fair market value up to the period ending April 15, 2009 provided the proceeds of any such sale must be used to pay down the outstanding principal at 125% of the face amount of the debentures.

In the event of default on the convertible debenture or upon a change of control, the holder has the option to require the Company to repurchase all or any portion of the outstanding principal at a price equal to the greater of 125% of (i) the outstanding principal, plus all accrued interest or (ii) the 5 consecutive day average closing price attributed to the underlying shares, plus all accrued interest. The holders' security interest continues in effect against any and all assets of the Company in the event a default can not be cured under the terms of the senior secured debenture agreement.

The amended warrants continue to carry anti-dilution provisions which would reduce the exercise price of $3.07 if the Company issues additional common shares or financial instruments that can be converted to common shares below the exercise price. In addition, if such an adjustment occurs, the number of warrant shares will be adjusted proportionately so the number of warrant shares will have the same aggregate exercise value in effect prior to such adjustment. Notwithstanding the foregoing, no adjustment will be made with respect to this paragraph of the

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 10

As at October 31, 2008 and 2007

---

5. Convertible debentures (continued):

first issuance of common shares and common share equivalents made after October 14, 2008 and prior to April 15, 2009, if the aggregate gross proceeds received, or to be received (not including any proceeds to be received from the exercise of any warrants issued in connection with the First Issuance), by the Company associated with such issuance is less than $20 million.

The Company incurred legal costs of $40,600 as part of the October 15, 2008 amendment. These costs were recorded net of the remaining convertible debentures and are taken into earnings using the effective interest method.

6. Shareholders' equity:

(a) Common shares

(i) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with rights as determined by the Board of Directors at the time of issue.

(ii) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2007	24,098,031	$20,540,096
Conversion of debentures	2,617,754	16,673,899
Interest costs paid in common shares	141,375	1,877,806
Issued on exercise of stock options	43,000	389,460
Transfer from equity component on conversion of debentures		5,359,161
Balance, April 30, 2008	26,900,160	$44,840,422
Conversion of debentures	241,247	1,183,393
Interest costs paid in common shares	120,330	1,177,338
Issued on exercise of stock options	63,500	356,357
Redemption of convertible debentures	2,444,445	7,452,765
Transfer from equity component on conversion of debentures		1,068,032
Balance, October 31, 2008	29,769,682	$56,078,307

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 11

As at October 31, 2008 and 2007

---

6. **Shareholders' equity (continued):**

(c) Stock options:

On October 27, 2006, the Company amended its existing stock option plan with the approval of security holders in order to comply with new guidance from the Toronto Stock Exchange on Section 613 of the TSX Company Manual and Staff Notice 2006-001 related to security based compensation arrangements. The amended plan provides for detailed amendment procedures pursuant to the Staff Notice 2006-0001, requiring security holder approval prior to certain changes being made to security based compensation plans. Notwithstanding the provisions of the detailed amendment procedures, approval must be obtained from security holders for an amendment to any stock option agreement that would reduce the exercise price or extend the expiry date of options granted to an insider.

The amended plan has been approved as a rolling 10% plan that allows for reservation of a number of Common Shares under the plan equal to 10% of the Company's issued and outstanding Common Shares on an undiluted basis. Additionally, the provisions have been added to make the plan a reloading plan, which allows any options under the plan that expire, are cancelled or are exercised, the number of Common Shares reserved for issuance related to these options automatically become eligible to be reallocated pursuant to stock option based grants. The Company may grant options to its directors, officers, employees and consultants. The majority of options fully vest over two to three years and have a two to five year term.

	October 31, 2008		April 30, 2008	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	3,994,200	$ 6.96	3,297,200	$ 5.16
Granted	–	–	790,000	14.42
Exercised	(63,500)	3.37	(43,000)	5.89
Expired	(35,000)	14.16	(50,000)	6.97
Outstanding at end of period	3,895,700	$ 6.95	3,994,200	$ 6.96
Weighted average remaining contractual life	1.9 years		2.3 years	

RESVERLOGIX CORP.
Notes to Interim Consolidated Financial Statements, page 12

As at October 31, 2008 and 2007

6. **Shareholders' equity (continued):**

   (c) Stock options:

   The following table summarized information about the options outstanding and exercisable at October 31, 2008.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable
$1.50 - $1.60	1,148,700	0.1	$1.58	1,148,700
$2.25 - $2.53	332,000	1.2	$2.35	332,000
$5.27 - $7.96	1,425,000	2.6	$7.20	1,310,000
$12.07 - $12.95	330,000	3.2	$12.47	0
$14.16 - $15.90	660,000	3.3	$15.32	325,000
	3,895,700	1.9	$6.96	3,145,700

No options were issued during the six months ended October 31, 2008. Stock options for consultants previously issued were re-valued for accounting purposes of calculating stock based compensation at $3.76 per option in accordance using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended October 31,	
	2008	2007
Risk free interest rate	2.1%	4%
Expected life	4 years	4 to 5 years
Expected volatility	99%	87%-95%

   (d) Warrants:

   As part of the issuance of June 2007 convertible debentures, 529,350 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $20.63 per share. In August 2007, the warrants issued under the financing were re-priced to $10.25 and an additional 529,352 warrants were issued as part of the Amended U.S. $25,000,000 Convertible Debenture Financing. The effect of the modification was an increase in the warrant value of $3,744,317.

   On October 15, 2008, 1,268,191 of the warrants that were re-priced in August 2007 were amended to $3.07 from $10.25 as part of the U.S. $10 million Debt Redemption and Amendment - U.S. $17.3 million Convertible Debt. The effect of the modification was an increase in the warrant value of $1,245,439. The remaining 199,158 warrants continue to carry the August 31, 2007 terms as noted above.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 13

As at October 31, 2008 and 2007

---

6. Shareholders' equity (continued):

(d) Warrants:

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount		Weighted average exercise price
Outstanding, April 30, 2007	408,647	3,627,737		15.09
Granted in connection with convertible debentures	529,350	7,056,116		20.63
Cancelled	(937,997)	(10,683,853)		18.22
Amended in connection with convertible debentures	1,467,349	14,428,170		10.25
Outstanding, April 30, 2008	1,467,349	$14,428,170	$	10.25
Cancelled	(1,268,191)	(12,469,886)		10.25
Amended in connection with convertible debentures	1,268,191	13,715,325		3.07
Outstanding, October 31, 2008	1,467,349	$15,673,609	$	4.04

The estimated fair value of the warrants granted in January and June 2007 has been recorded net of the convertible debentures. The weighted average fair value of the warrants granted for the amended August 2007 and the amended October 15, 2008 convertible debentures was $6.05 and $2.19 per warrant respectively, using the Black-Scholes option pricing model with the following weighted average assumptions.

	2008	2007
Risk-free interest rate	2.95%	4%
Expected life	5 years	4 years
Expected volatility	91%	76%

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 14

As at October 31, 2008 and 2007

6. **Shareholders' equity (continued):**

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2007	$ 6,746,518
Options exercised	(136,230)
Fair value of options granted	6,934,805
Balance, April 30, 2008	$13,545,093
Options exercised	(142,422)
Fair value of options granted	1,138,758
Balance, October 31, 2008	$14,541,429

(f) Convertible debentures equity component:

The changes in convertible debentures equity component balance are as follows:

	Amount
Balance, April 30, 2007	$ 1,320,428
June 2007 financing equity component	2,202,559
August 31, 2007 financing amendment	13,066,058
Reclassified to common shares on conversion of debentures	(5,359,161)
Balance, April 30, 2008	$11,229,884
October 15, 2008 financing amendment and share redemption	3,051,243
October 15, 2008 cash redemption of equity component	(2,683,545)
Reclassified to common shares on conversions of debentures	(1,068,032)
Balance, October 31, 2008	$10,529,550

On August 31, 2007, the Company modified the U.S. $25 million convertible debentures, resulting in an increase to the equity component.

On October 15, 2008, the Company modified the August 31, 2007 amendment resulting in an increase to the equity component for the change in the conversion price of the debentures which was offset by the U.S. $5.5 million common share redemption. The Company also redeemed U.S. $4.5 million with a cash payment which resulted in a settlement and a corresponding reduction to the conversion feature recorded with the equity component

The non-cash amounts are transferred to common shares as the debentures are converted on a pro-rata basis and is further described in the notes of the Company's audited consolidated financial statements for the year ended April 30, 2008.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 15

As at October 31, 2008 and 2007

6. **Shareholders' equity (continued):**

(g) Deficit

The changes in deficit are as follows:

	Amount
Balance, April 30, 2007	$33,365,499
Modification of convertible debentures	16,810,375
Net loss and comprehensive loss for year ended April 30, 2008	28,378,168
Balance, April 30, 2008	$78,554,042
Settlement and modification of convertible debentures	6,780,157
Dividend deemed on amendment of warrants	1,245,439
Net loss and comprehensive loss for six months ended October 31, 2008	10,707,193
Balance, October 31, 2008	$97,286,831

The modification of convertible debentures during the year ended April 30, 2008 is the result of the amendment to the U.S. $25 million convertible debentures and the related warrants on August 31, 2007. The settlement and modification of the convertible debenture during the period ended October 31, 2008 is the result of the October 15, 2008 convertible debenture amendment to the remaining outstanding notes and warrants as described under Note 5. The change in the fair value of the warrants resulting from the October 15, 2008 amendment of the convertible debentures, gave effect to a settlement which is deemed a dividend. The settlement, modification and dividend amounts are non-cash charges to the deficit within Shareholders' Equity.

(h) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of stock options and warrants is anti-dilutive.

7. **Commitments:**

The Company has entered into various research contracts. The Company is committed to pay $4,287,486 for completion of the research, and all payments are anticipated to May 2010 as follows:

2009	$ 3,196,686
2010	1,090,800

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 16

As at October 31, 2008 and 2007

7. **Commitments (continued):**

As at October 31, 2008, the Company was committed to operating lease payments for office and laboratory premises as follows:

2009	$ 204,119
2010	150,332
2011	155,150
2012	94,439

8. **Financial instruments risks:**

Financial instruments of the company consist of cash and cash equivalents, marketable securities, amounts receivable, and accounts payable and accrued liabilities. As at October 31, 2008, there was no significant difference between the carrying values of these amounts and their estimated fair values due to their short term nature. The company manages its cash and cash equivalents and marketable securities in accordance with an investment policy that established guidelines for investment eligibility, credit quality, liquidity and foreign currency exposure.

(a) Credit Risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents and marketable securities. The company manages its exposure to credit loss by placing its cash with major financial institutions and investing in high-quality government and corporate issuers with low credit risk. The company invests in commercial paper with a Dominion Bond Rating Service (DBRS) rating of R-1 Low or higher, or equivalent Standard & Poor's (S&P) or Moody's Investor Service (Moody's) rating. The company invests in government and corporate bonds with a DBRS rating of A- or higher, or equivalent S&P or Moody's rating. At October 31, 2008, the Company does not hold any asset-backed commercial paper. Cash and cash equivalents held by the Company are not subject to any external restrictions.

(b) Liquidity Risk

The company's exposure to liquidity risk is dependent on purchasing commitments and obligations or the raising of funds to meet commitments and sustain operations. The company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the company manages its liquidity risk by investing in highly liquid corporate and government bonds with staggered maturities to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 17

As at October 31, 2008 and 2007

---

8. **Financial instruments risks (continued):**

actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the company's accounts payable and accrued liabilities have maturities of less than three months. In addition, due to the monthly 5% put option provided for under the convertible debenture financing as described in note 5 to these interim financial statements and its cumulative effect, the Company is exposed to potential cash repayments of the debenture after March 31, 2009 related to the put feature. These repayments if exercised on March 31, 2009 would approximate U.S. $5.9 million.

(c) Market Risk

The company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents, its short-term securities and its convertible debentures. Fluctuations in market interest rates on interest bearing cash and cash equivalents and short-term investments rates do not have a significant impact on the Company's results of operations due to their short-term nature. In addition, the adjusting interest rates from 10%-15% that existed for the January 2007 convertible debentures, did not have a significant impact on the Company's results as these have been amended to a fixed 12% rate as part of the October 15, 2008 amendment described under note 5 to these interim financial statements. A change of 1% in interest rates can lead to an increase or decrease of monthly interest income by $5,000 for its cash and short-term investments as measured on October 31, 2008.

The Company is also exposed to foreign exchange risk on its US dollar denominated convertible debentures and its cash and cash equivalents and short-term investments. The company manages its exposure to currency fluctuations by holding cash and cash equivalents and short-term investments denominated in U.S. dollars in a certain ratio equivalent to current and long term U.S. dollar financial liabilities. As the convertible debentures are denominated in U.S. dollars, the Company is exposed to foreign exchange risk if the reduction of the debt through conversions to common shares does not occur at the same rate the U.S. cash and short-term securities is drawn down for funding operations. The Company had no forward exchange contract to manage its foreign currency risk. As at October 31, 2008, the Company had U.S. denominated assets and liabilities of: cash and cash equivalents and short-term investments in the amount of U.S. $2,829,000; accounts payable, accrued interest and liabilities of U.S. $1,601,000; and convertible debentures with a carrying value of U.S. $7,890,280. A change of $0.01 in exchange rate can result in a foreign currency gain or loss of $105,000.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 18

As at October 31, 2008 and 2007

---

9. Management of Capital:

The company's objectives when managing capital is to ensure there are sufficient funds available to carry out its research, development and commercialization programs. To date, the programs have been funded primarily through the sale of equity and convertible debt securities and the conversion of common share purchase warrants, and stock options. The company also sources non-dilutive funding by accessing grants, government assistance, and through partnerships with corporations and research institutions.

In managing capital, the Company estimates its future cash requirements by preparing a budget and a multiyear plan annually for review and approval by the Company's Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on the Company's assessment of its current clinical trial progress along with the expected results from the coming year's activity. Budget to actual variances are prepared quarterly and reviewed by the Company's management and the Board of Directors. Historically, funding for the Company's plan is primarily managed through the issuance of additional common shares, convertible debt and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with the Company's progress through its clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to the Company when required.

The Company is exposed to certain covenants related to the convertible debenture financing. The Company was required to have at all times available cash of at least (i) $20,000,000 as of December 31, 2007; (ii) $15,000,000 as of March 30, 2008; (iii) $10,000,000 as of June 30, 2008; and (iv) $10,000,000 as of September 30, 2008, unless the outstanding principal and accrued interest related to the convertible is less than these values. For the three month period ended October 31, 2008, the Company met its available cash covenants.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS



I, *Kelly McNeill, CFO of ResVerlogiX Corp.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ResVerlogiX Corp.*, (the issuer) for the interim period ending *October 31, 2008*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 15, 2008

signed "Kelly McNeill"

Kelly McNeill
CFO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, *Donald J. McCaffrey, President and CEO of ResVerlogiX Corp.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ResVerlogiX Corp.*, (the issuer) for the interim period ending *October 31, 2008*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 15, 2008

signed "Donald J. McCaffrey"

Donald J. McCaffrey
President and CEO

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